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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES AND EXCHANGE ACT
                        OF 1934 (AMENDMENT NO.   2   )*
                                              -------
                            Prudential Realty Trust
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                      Income Shares of Beneficial Interest
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  74435P-10-4
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

Marc C. Krantz, Kohrman Jackson & Krantz, 1375 East 9th Street, Cleveland, Ohio
                             44114, 216-736-7204
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                 April 18, 1995
- -------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                                SCHEDULE 13D

 CUSIP NO. 74435P-10-4

- -----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     | TURKEY VULTURE FUND XIII, LTD.                                                                    |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ x ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     | WC,  00                                                                                           |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | OHIO                                                                                              |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  1,873,300                                                      |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  1,873,300                                                      |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |                                                                 |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 1,873,300                                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     | 16.8%                                                                                             |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | OO                                                                                                |
- -----------------------------------------------------------------------------------------------------------

CUSIP No. 74435P-10-4



         This Amendment No. 2 to Schedule 13D Statement is filed on behalf of TURKEY VULTURE FUND XIII, LTD., an Ohio limited liability company (the "Fund"), for the purpose of reporting the acquisition by it of 861,400 income shares of beneficial interest, $0.01 par value (the "Income Stock"), of Prudential Realty Trust, a Massachusetts business trust ("Prudential"), in one transaction on April 18, 1995.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------
         The Income Stock reported herein as having been acquired by the Fund was acquired for an aggregate purchase price of approximately $4.1 million, $1.3 million of which was from working capital of the Fund and $2.8 million of which was in the form of margin debt from Smith Barney, Inc. ("Smith Barney"). Interest on the margin debt is charged in accordance with Smith Barney's policy. Interest charges, if not paid, are added to the debit balance for the next interest period. Smith Barney has a lien on the Income Stock reported herein as having been acquired by the Fund. Smith Barney may impose margin requirements more stringent than those required by law or exchange regulations. A copy of the agreement setting forth the terms of the margin debt is attached as Exhibit 7.1 to Amendment No. 1 to Schedule 13D Statement filed by the Fund on April 19, 1995 ("Amendment No. 1").

         On April 26, 1995, the Fund, Smith Barney and Richard M. Osborne, the sole managing member of the Fund ("RMO"), entered into an agreement regarding the margin debt. Under the agreement, the Fund transferred to its Smith Barney account certain other securities beneficially owned by the Fund. These securities consisted of 965,500 shares of beneficial interest of First Union Real Estate Equity and Mortgage Investments (the "First Union Shares"), which were subject to a margin debt of approximately $2.8 million. RMO and the Fund agreed that while the First Union Shares are held as collateral for the Smith Barney margin debt neither RMO nor the Fund would cause the First Union Shares to become subject to Rule 144 under the Securities Act of 1933, as amended ("Securities Act"). In the event the First Union Shares cease to be freely saleable under the Securities Act, RMO and the Fund are required to pay to Smith Barney the margin debt in the Smith Barney account no later than three business days after the occurrence of such event. Smith Barney will not call for additional maintenance margin (except to the extent required by law or in the event the Fund purchases additional securities on margin) if the Fund meets the following equity requirements in the margin account: (1) 35% on the First Union Shares and 40% on the shares of beneficial interest of Prudential for the six month period commencing April 11, 1995, (2) 45% for the entire account for the following six months thereafter; and (3) 50% for the entire account by April 11, 1996. As of April 27, 1995, the aggregate equity percentage in the account was approximately 41%. On or after May 11, 1996, Smith Barney has the right to set new margin maintenance requirements in accordance with Smith Barney's margin maintenance policy. All dividends and distributions relating to securities in the Smith Barney account will be deposited into and credited
to the account.   A copy of the agreement setting forth the terms of the
agreement is attached hereto as Exhibit 7.2.






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CUSIP No. 74435P-10-4



         RMO has irrevocably guaranteed the prompt and complete payment and performance, when due, of all obligations and liabilities of the Fund in connection with all transactions and positions now or hereafter existing in the Smith Barney account. A copy of the guarantee is attached hereto as Exhibit 7.3.

         The $1.3 million in working capital of the Fund used to purchase the Income Stock was contributed to the Fund by RMO. The sources of the contribution were the personal funds of RMO in the amount of approximately $925,000 and two separate bank loans to RMO in the aggregate amount of $375,000. Neither bank loan is secured by the Income Stock, and each loan was obtained prior to the purchase of the Income Stock. The first loan, with American National Bank of Parma, Ohio, is a line of credit used for business investment, dated June 24, 1994, in the principal amount of $300,000 (the "American Loan"). The American Loan matures June 24, 1995. Interest on the American Loan is payable monthly at the rate of 8.5% per annum subject to adjustment quarterly at the discretion of American National Bank. A copy of the American Loan is attached hereto as Exhibit 7.4.

         The second loan, dated June 2, 1994, is from Society National Bank of Cleveland, Ohio in the principal amount of $250,000 (the "Society Loan"), $75,000 of which was used to purchase the Income Stock. The Society Loan is due and payable on demand. Interest on the Society Loan is payable quarterly at 0.5% percent over the prime rate of Society National Bank in effect from time to time. A copy of the Society Loan is attached hereto as Exhibit 7.5.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------
                 (a) According to the most recently available filing with the Securities and Exchange Commission by Prudential, there are 11,135,000 shares of Income Stock outstanding. The Fund beneficially owns 1,873,300 shares of Income Stock, or approximately 16.8% of the outstanding Income Stock. As reported on his Amendment No. 9 to Schedule 13D Statement being filed concurrently herewith, RMO beneficially owns 2,160,100 capital shares of beneficial interest of Prudential (the "Capital Stock"), representing approximately 19.4% of the outstanding Capital Stock. RMO is the sole managing member of the Fund. Under Section 13d(3) of the Securities Exchange Act of 1934, as amended, RMO and the Fund may be deemed members of a group.

                 (b) The Fund, and RMO as sole managing member thereof, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 1,873,300 shares of Income Stock owned by the Fund.
                 (c) During the past sixty days and in addition to the transactions reported on the Schedule 13D filed by the Fund on January 17, 1995 and Amendment No. 1, the Fund has purchased the Income Stock in an open market transaction as set forth below:

CUSIP No. 74435P-10-4




                                 Date                        Number of Shares        Approximate Per Share Price
                     ------------------------------          ----------------        ---------------------------

                     April 18, 1995                              861,400                      $4.75

         Although the April 18, 1995 transaction took place on the open market, the Fund believes that 852,400 of the shares of Income Stock were sold by Magten Asset Management Corp. on behalf of their clients as follows: 372,600 shares of Income Stock were sold for GM M/R/T Magten Fixed Hourly; 150,400 shares of Income Stock were sold for the Hughes Master Retirement Trust; 57,900 shares of Income Stock were sold for the Navy Exchange Service Command; 78,500 shares of Income Stock were sold for the Western Union Pension Trust and 193,000 shares of Income Stock were sold for the Los Angeles Fire and Police Pension System.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
             ___________________________________________________________________

             Of the shares of Income Stock reported herein as having been acquired by the Fund, 852,400 shares were acquired with voting and proxy rights that entitle the Fund to vote such shares of Income Stock at the May 4, 1995 annual meeting of the beneficiaries of Prudential. Such shares may be voted by the Fund for all matters presented to the beneficial holders at the annual meeting. Copies of the agreements granting such rights between the Fund and GM M/R/T Magten Fixed Hourly, Hughes Master Retirement Trust, Navy Exchange Service Command, Western Union Pension Trust and Los Angeles Fire and Police Pension System are attached as Exhibits 7.6, 7.7, 7.8, 7.9 and 7.10 hereto, respectively.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

             Exhibit 7.2          --       Agreement between Smith Barney, the Fund and RMO

             Exhibit 7.3          --       RMO Guarantee

             Exhibit 7.4          --       American National Bank Note

             Exhibit 7.5          --       Society National Bank Note

             Exhibit 7.6          --       Agreement, Proxy and Limited Power of
                                           Attorney, dated April 18, 1995, between the
                                           Fund and GM M/R/T Magten Fixed Hourly

             Exhibit 7.7          --       Agreement, Proxy and Limited Power of
                                           Attorney, dated April 18, 1995, between the
                                           Fund and Hughes Master Retirement Trust

CUSIP No. 74435P-10-4



             Exhibit 7.8          --       Agreement, Proxy and Limited Power of
                                           Attorney, dated April 18, 1995, between the
                                           Fund and Navy Exchange Service Command

             Exhibit 7.9          --       Agreement, Proxy and Limited Power of
                                           Attorney, dated April 18, 1995, between the
                                           Fund and Western Union Pension Trust

             Exhibit 7.10         --       Agreement, Proxy and Limited Power of
                                           Attorney, dated April 18, 1995, between the
                                           Fund and Los Angeles Fire and Police Pension System

CUSIP No. 74435P-10-4




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                TURKEY VULTURE FUND XIII, LTD.



Dated: April 28, 1995                           /s/ Richard M. Osborne
                                                -----------------------
                                                Richard M. Osborne
                                                Managing Member

                                               EXHIBIT INDEX


                 Exhibit 7.2      --       Agreement between Smith Barney, the Fund and RMO

                 Exhibit 7.3      --       RMO Guarantee

                 Exhibit 7.4      --       American National Bank Note

                 Exhibit 7.5      --       Society National Bank Note

                 Exhibit 7.6      --       Agreement, Proxy and Limited Power of
                                           Attorney, dated April 18, 1995, between the
                                           Fund and GM M/R/T Magten Fixed Hourly

                 Exhibit 7.7      --       Agreement, Proxy and Limited Power of
                                           Attorney, dated April 18, 1995, between the
                                           Fund and Hughes Master Retirement Trust

                 Exhibit 7.8      --       Agreement, Proxy and Limited Power of
                                           Attorney, dated April 18, 1995, between the
                                           Fund and Navy Exchange Service Command

                 Exhibit 7.9      --       Agreement, Proxy and Limited Power of
                                           Attorney, dated April 18, 1995, between the
                                           Fund and Western Union Pension Trust

                 Exhibit 7.10     --       Agreement, Proxy and Limited Power of
                                           Attorney, dated April 18, 1995, between the
                                           Fund and Los Angeles Fire and Police Pension System